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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2003

SONERA CORPORATION
(Translation of registrant's name into English)

Teollisuuskatu 15
FIN-00510 Helsinki, Finland
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-4 of Telia AB (Registration Statement No. 333-100213).

        This report on Form 6-K contains a press release dated April 10, 2003 announcing SONERA CORPORATION'S NOTICE OF ANNUAL GENERAL MEETING.

SONERA CORPORATION	STOCK EXCHANGE RELEASE April 10, 2003 at 4.30 p.m.

SONERA CORPORATION'S NOTICE OF ANNUAL GENERAL MEETING

The Annual General Meeting of Sonera Corporation will be held on Tuesday 29 April 2003 at 9 a.m. at the company's head office, Teollisuuskatu 15, Helsinki. The business under Article 13 of the Articles of Association will be transacted at the Annual General Meeting.

Attendance at the Annual General Meeting is open to shareholders who by Thursday 17 April 2003 have been registered as shareholders in the company's shareholder register, which is kept by the Finnish Central Securities Depository Ltd, and who have registered for attendance at the Annual General Meeting no later than by Tuesday, 22 April 2003 at 4.00 p.m. A shareholder wishing to attend the Annual General Meeting shall inform the company thereof either by written notice to the address Sonera Corporation, Legal Affairs, P.O. Box 106, 00051 SONERA or by e-mail to the address sirkku.anttila@sonera.com.

TeliaSonera AB has on 21 March 2003 acquired ownership to all shares in Sonera Corporation pursuant to Chapter 14, Section 21 of the Companies Act.

In Helsinki, 10 April 2003
The Board of Directors of Sonera Corporation

SONERA CORPORATION
Jyrki Karasvirta, Vice President
Brand Marketing and Communications

Further information:

Maire Laitinen, Secretary of the Board, Sonera Corporation
Phone: +358 2040 58823

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONERA CORPORATION
Date: April 10, 2003	By:	/s/ JYRKI KARASVIRTA Jyrki Karasvirta Vice President, Brand Marketing and Communications
	By:	/s/ MAIRE LAITINEN Maire Laitinen Secretary of the Board

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SIGNATURES